Exhibit 99.2




                        Makhteshim-Agan Industries Ltd.

                       Consolidated Financial Statements
                                  (Unaudited)
                            As at September 30, 2005
                               (In U.S. Dollars)

                                                Makhteshim-Agan Industries Ltd.

Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------

Contents

                                                                        Page

Auditors' Review Report                                                  2

Unaudited Financial Statement:

Consolidated Balance Sheets                                              3

Consolidated Statements of Income                                        4

Statements of Changes in Shareholders' Equity                            5

Consolidated Statements of Cash Flows                                    8

Notes to the Financial Statements                                       11

[KPMG GRAPHIC OMITTED]

          Somekh Chaikin                           Telephone  972 3 684 8000
          KPMG Millennium Tower                    Fax        972 3 684 8444
          17 Ha'arba'a Street, PO Box 609          Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel


The Board of Directors
Makhteshim-Agan Industries Ltd.
-------------------------------


Dear Sirs,

Review of the unaudited interim consolidated financial statements as at September 30, 2005

At your request, we have reviewed the interim consolidated balance sheet of Makhteshim-Agan Industries Ltd. and its subsidiaries as at September 30, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain subsidiaries, whose assets constitute 6.1% of the total consolidated assets as at September 30, 2005 and whose revenues constitute 6.4% and 4.7% of the total consolidated revenues for the nine-month and three-month periods then ended, respectively.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, which included reading the review reports of other auditors as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

November 14, 2005


                    Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.


Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------------------------

                                                                                   As at             As at              As at
                                                                            September 30      September 30        December 31
                                                                                    2005              2004               2004
                                                                         ---------------    --------------     ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                         ---------------    --------------     ---------------
                                                                         US $ thousands     US $ thousands     US $ thousands
                                                                         ---------------    --------------     ---------------

Current assets
Cash and cash equivalents                                                        60,013            95,694             40,477
Short-term investments                                                            1,288             7,363              1,563
Trade receivables                                                               422,592           323,958            369,209
Other receivables                                                                78,946            70,686             77,219
Inventories                                                                     541,966           377,188            460,870
                                                                         ---------------    --------------     ---------------
                                                                              1,104,805           874,889            949,338
                                                                         ---------------    --------------     ---------------

Long-term investments, loans and receivables                                     22,521            17,380             22,070
                                                                         ---------------    --------------     ---------------

Fixed assets
Cost                                                                            869,476           813,490            824,544
Less - accumulated depreciation                                                 412,784           380,701            388,805
                                                                         ---------------    --------------     ---------------
                                                                                456,692           432,789            435,739
                                                                         ---------------    --------------     ---------------
Other assets and deferred charges
Cost                                                                            785,956           733,499            743,310
Less - accumulated amortization                                                 263,513           199,578            215,890
                                                                         ---------------    --------------     ---------------
                                                                                522,443           533,921            527,420
                                                                         ---------------    --------------     ---------------


                                                                         ---------------    --------------     ---------------
                                                                              2,106,461         1,858,979          1,934,567
                                                                         ===============    ==============     ===============



                                                                                                 Makhteshim-Agan Industries Ltd.

--------------------------------------------------------------------------------------------------------------------------------

                                                                                   As at             As at              As at
                                                                            September 30      September 30        December 31
                                                                                    2005              2004               2004
                                                                         ---------------    --------------     ---------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                         ---------------    --------------     ---------------
                                                                         US $ thousands     US $ thousands     US $ thousands
                                                                         ---------------    --------------     ---------------


Current liabilities
Credit from banks and others                                                    206,533           137,543            140,021
Trade payables                                                                  309,007           258,728            325,945
Other payables                                                                  207,755           187,817            192,405
Proposed dividend                                                                14,850            12,200             11,200
                                                                         ---------------    --------------     ---------------
                                                                                738,145           596,288            669,571
                                                                         ---------------    --------------     ---------------

Long-term liabilities
Loans from banks                                                                 55,938           113,288             93,023
Convertible debentures                                                                -           150,000            150,000
Other long-term liabilities                                                       4,769            28,067              9,337
Deferred taxes, net                                                              67,621            55,386             54,354
Employee severance benefits, net                                                 26,454            26,719             26,709
                                                                         ---------------    --------------     ---------------
                                                                                154,782           373,460            333,423
                                                                         ---------------    --------------     ---------------

Minority interest                                                                25,638            16,450             18,756
                                                                         ---------------    --------------     ---------------

Convertible debentures                                                           50,173            53,440             38,322
                                                                         ---------------    --------------     ---------------

Shareholders' equity                                                          1,137,723           819,341            874,495
                                                                         ---------------    --------------     ---------------


                                                                         ---------------    --------------     ---------------
                                                                              2,106,461         1,858,979          1,934,567
                                                                         ===============    ==============     ===============


  -----------------------------------           -------------------------              --------------------------
             Danny Biran                               Shlomo Yanai                            Eli Assraf
  Chairman of the Board of Directors             Chief Executive Officer                 Chief Financial Officer



Date of approval of the financial statements: November 14, 2005


The accompanying notes are an integral part of the financial statements.


                                                                                               Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------

                                            For the nine months ended           For the three months ended           For the
                                     --------------------------------     --------------------------------        year ended
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------    --------------     --------------    --------------    --------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------    --------------     --------------    --------------    --------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------    --------------     --------------    --------------    --------------

Revenues                                 1,335,644          1,129,321           402,132           362,751          1,539,702
Cost of sales                              811,513            693,688           248,325           218,583            943,908
                                     --------------    --------------     --------------    --------------    --------------
Gross profit                               524,131            435,633           153,807           144,168            595,794
                                     --------------    --------------     --------------    --------------    --------------

Expenses

Research and development, net               14,533             13,659             4,819             5,177             19,480
Selling and marketing                      197,612            156,586            65,721            56,764            220,212
General and administrative                  47,257             46,599            13,995            13,756             66,915
                                     --------------    --------------     --------------    --------------    --------------
                                           259,402            216,844            84,535            75,697            306,607
                                     --------------    --------------     --------------    --------------    --------------

Operating profit                           264,729            218,789            69,272            68,471            289,187

Financing expenses, net                     26,616             20,055             8,783             6,753             27,571
                                     --------------    --------------     --------------    --------------    --------------

Income before other
 expenses, net                             238,113            198,734            60,489            61,718            261,616

Other expenses, net                         35,916             31,173            11,156             9,232             42,735
                                     --------------    --------------     --------------    --------------    --------------

Income before taxes on income              202,197            167,561            49,333            52,486            218,881

Taxes on income                             37,269             43,344             2,448            14,353             52,334
                                     --------------    --------------     --------------    --------------    --------------

Income after taxes on income               164,928            124,217            46,885            38,133            166,547

Minority interest in losses
 (income) of subsidiaries, net              (4,551)            (1,185)              185              (837)            (1,020)
                                     --------------    --------------     --------------    --------------    --------------

Net income from continuing
 operations                                160,377            123,032            47,070            37,296            165,527

Cumulative effect as at the
 beginning of the year of
 change in accounting
 method                                     (2,025)                 -                 -                 -                  -
                                     --------------    --------------     --------------    --------------    --------------
Net income                                 158,352            123,032            47,070            37,296            165,527
                                     ==============    ==============     =============     ==============    ==============

                                               US$                US$               US$               US$                US$
                                     --------------    --------------     --------------    --------------    --------------

Income per share
Basic income per NIS 1
 par value of shares                           0.34              0.29              0.09              0.09               0.39
                                     ==============    ==============     =============     =============     ==============

Fully diluted income
 per NIS 1 par value of shares                 0.33              0.27              0.09              0.08               0.37
                                     ==============    ==============     =============     =============     ==============


The accompanying notes are an integral part of the financial statements.


                                                                                                 Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------------


                                                                               Proposed
                                                  Receipts                     dividend
                                                      from                subsequent to                    Shares of
                         Share    Premium on   issuance of       Capital        balance      Retained   Company held
                       capital        shares       options      reserves     sheet date      earnings  by subsidiary         Total
                -------------- -------------- ------------- ------------- -------------- ------------  ------------- -------------
                   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)
                 US$ thousands US$ thousands US$ thousands US$ thousands  US$ thousands US$ thousands  US$ thousands US$ thousands

Nine-month period
  ended September
  30, 2005
Balance as of
  December 31, 2004     109,258      417,487       3,009        (2,568)      12,700     345,841          (11,232)     874,495
Options exercised         1,113       11,513      (1,103)            -            -           -                -       11,523
Employee options
  exercised                 219         (219)          -             -            -           -                -            -
Exercised shares of
  company held by
  subsidiary                  -        2,324           -             -            -           -            1,524        3,848
Conversion of
  convertible
  debentures              6,944      130,033           -             -            -           -                -      136,977
Adjustments deriving
  from translation
  of financial
  statements of
  investee companies          -            -           -        (2,037)           -           -                -       (2,037)
Dividend                      -            -           -             -      (12,700)    (32,735)               -      (45,435)
Proposed dividend
  subsequent to
  balance
  sheet date                  -            -           -             -       14,058     (14,058)               -            -
Net income                    -            -           -             -            -     158,352                -      158,352
                      ----------   ----------   ---------    ----------   ---------   ----------    ------------   -----------
Balance as of
  September 30, 2005    117,534      561,138       1,906        (4,605)      14,058     457,400           (9,708)   1,137,723
                      ==========   ==========   =========    ==========   =========    =========    =============  ===========

Nine-month period
  ended September
  30, 2004
Balance as of
  December 31, 2003     103,793      369,543       3,912        (5,393)       7,200     229,914          (15,428)     693,541
Options exercised           356        3,852        (357)            -            -           -                -        3,851
Employee options
  exercised                 350         (350)          -             -            -           -                -            -
Exercised shares
  of company
  held by
  subsidiary                  -        3,304           -             -            -           -            4,196        7,500
Conversion of
  convertible
  debentures              2,405       22,091           -             -            -           -                -       24,496
Adjustments
  deriving from
  translation
  of financial
  statements of
  investee
  companies                   -            -           -          (179)           -           -                -         (179)
Dividend                      -            -           -             -       (7,200)    (25,700)               -      (32,900)
Proposed dividend
  subsequent to
  balance sheet
  date                        -            -           -             -       11,200     (11,200)               -            -
Net income                    -            -           -             -            -     123,032                -      123,032
                      ----------   ----------   ---------    ----------   ---------   ----------    ------------   -----------
Balance as of
  September 30,
  2004                  106,904      398,440       3,555        (5,572)      11,200     316,046          (11,232)     819,341
                      ==========   ==========   =========    ==========   =========    =========    =============  ===========


The accompanying notes are an integral part of the financial statements.



                                                                                                 Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------------------


                                                                                 Proposed
                                                 Receipts                        dividend
                                                     from                   subsequent to                    Shares of
                     Share     Premium on     issuance of          Capital        balance      Retained   Company held
                   capital         shares         options         reserves     sheet date      earnings  by subsidiary         Total
            --------------  --------------   -------------    ------------- -------------- ------------  ------------- -------------
               (Unaudited)    (Unaudited)     (Unaudited)      (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)
             US$ thousands  US$ thousands   US$ thousands    US$ thousands  US$ thousands US$ thousands  US$ thousands US$ thousands


Three-month period
  ended
  September 30, 2005
Balance as of
  June 30, 2005    116,999         556,215           2,326        (5,128)         15,000      423,823       (9,708)    1,099,527
Options
  exercised            414           4,330            (420)            -              -            -             -         4,324
Employee options
  exercised             52             (52)              -             -              -            -             -             -
Conversion of
  convertible
  debentures            69             645               -             -              -            -             -           714
Adjustments
  deriving from
  translation of
  financial
  statements of
  investee companies     -               -               -          523               -            -             -           523
Dividend                 -               -               -            -        (15,000)          565             -      (14,435)
Proposed dividend
  subsequent to
  balance sheet date     -               -               -            -          14,058     (14,058)             -             -
Net income               -               -               -            -               -       47,070             -        47,070
            --------------  --------------   -------------  ------------ -------------- ------------  ------------ -------------

Balance as of
  September 30,
  2005             117,534         561,138           1,906      (4,605)          14,058      457,400       (9,708)     1,137,723
            ==============  ==============   =============  ===========  ==============  ===========  ============  ============

Three-month period
  ended September
  30, 2004
Balance as of
  June 30, 2004    106,635         396,727           3,609       (5,790)          12,200     289,950       (11,232)      792,099
Options
  exercised             53             576             (54)           -               -            -             -           575
Employee options
  exercised             79             (79)              -            -               -            -             -             -
Conversion of
  convertible
  debentures           137           1,216               -            -               -            -             -         1,353
Adjustments deriving
  from translation
  of financial
  statements of
  investee companies     -               -               -          218               -            -             -           218
Dividend                 -               -               -            -        (12,200)            -             -       (12,200)
Proposed
  dividend subsequent
  to balance
  sheet date             -               -               -            -          11,200      (11,200)            -             -
Net income               -               -               -            -               -       37,296             -        37,296
            --------------  --------------   -------------  ------------ -------------- ------------  ------------ -------------

Balance as of
  September 30,
  2004             106,904         398,440           3,555      (5,572)          11,200      316,046      (11,232)       819,341
            ==============  ==============   =============  ===========  ==============  ===========  ============  ============



                                                                                                 Makhteshim-Agan Industries Ltd.

Statements of Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                 Proposed
                                                 Receipts                        dividend
                                                     from                   subsequent to                    Shares of
                     Share     Premium on     issuance of          Capital        balance      Retained   Company held
                   capital         shares         options         reserves     sheet date      earnings  by subsidiary       Total
            --------------  --------------   -------------    ------------- -------------- ------------  ------------- ------------
                (Audited)       (Audited)        (Audited)        (Audited)      (Audited)     (Audited)     (Audited)    (Audited)
            US$ thousands   US$ thousands    US$ thousands    US$ thousands  US$ thousands US$ thousands US$ thousands US$ thousands


Year ended December 31, 2004


Balance as of
  December 31,
  2003             103,793        369,543            3,912        (5,393)         7,200      229,914        (15,428)      693,541
Employee options
  exercised            578           (578)               -             -              -            -              -             -
Conversion of
  convertible
  debentures
  into shares        3,974         35,581                -             -              -            -              -        39,555
Options exercised      913          9,637             (903)            -              -            -              -         9,647
Adjustments
  deriving from
  translation of
  financial
  statements of
  investee
  companies              -              -                -         2,825              -            -              -         2,825
Realization of
  company shares
  held by a
  subsidiary             -          3,304                -             -              -            -          4,196         7,500
Dividend                 -              -                -             -         (7,200)     (36,900)             -       (44,100)
Proposed dividend
  subsequent to
  balance sheet
  date                   -              -                -             -         12,700      (12,700)             -             -
Net income               -              -                -             -              -      165,527              -       165,527
            --------------  --------------   -------------  ------------ -------------- ------------  ------------- -------------
Balance as at
  December 31,
  2004             109,258        417,487            3,009       (2,568)         12,700      345,841       (11,232)       874,495
            --------------  --------------   -------------  ------------ -------------- ------------  ------------- -------------


The accompanying notes are an integral part of the financial statements.


                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                    ----------------------------------   ----------------------------------   ---------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                    ----------------   --------------    ---------------    --------------    ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                    ----------------   --------------    ---------------    --------------    ---------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                    ----------------   --------------    ---------------    --------------    ---------------

Cash flows generated by operating
  activities:
Net income                                 158,352            123,032            47,070            37,296            165,527
Adjustments to reconcile net income
  to net cash flows generated by
  operating activities (see A. below)      (62,602)           103,635           (96,412)           15,951             50,126
                                      -------------    ---------------   ---------------     ------------     --------------
Net cash inflow (outflow) generated
  by operating activities                   95,750            226,667           (49,342)           53,247            215,653
                                      -------------    ---------------   ---------------     ------------     --------------
Cash flows generated by investing
  activities:
Acquisition of fixed assets                (38,387)           (30,418)          (11,828)           (9,424)           (38,823)
Investment grant received                        -                466                 -               466                686
Additions to other assets and
  deferred charges, net                    (21,558)           (16,870)           (6,564)           (5,833)           (33,749)
Short-term investments, net                     15             (6,262)            1,324             8,570               (463)
Proceeds from disposal of fixed and
  other assets                                 163                493                 -                 -                574
Proceeds from sale of long-term
  investments                                    -              2,711                 -             2,711              2,819
Other long-term investments                      -               (828)                -                 -               (828)
Investments in newly consolidated
  companies (see B. below)                  (3,598)          *(72,152)                -           (14,730)           (72,152)
Acquisition of minority interest
  in subsidiaries                             (970)            (1,056)                -                 -             (1,056)
                                      -------------    ---------------   ---------------     ------------     --------------
Net cash outflow generated by
  investing activities                     (64,335)          (123,916)          (17,068)          (18,240)          (142,992)
                                      -------------    ---------------   ---------------     ------------     --------------

Cash flows generated by financing
  activities:
Receipt of long-term loans
  from banks                                 3,846             23,941             3,183               103             24,700
Repayment of long-term loans from
  banks and others                         (69,257)          (158,096)           (5,253)          (34,051)          (227,851)
Issuance of convertible debentures,
  less issuance expenses                         -            147,450                 -                 -            147,450
Increase (decrease) in short-term
  credit from banks and others, net         85,794            (46,154)           57,790            (5,665)             4,222
Proceeds from exercise of options           11,523              3,851             4,324               575              9,647
Dividend to shareholders                   (41,635)           (27,700)          (17,735)          (13,500)            39,900
Dividend to minority shareholders
  in subsidiaries                           (2,150)              (198)           (2,042)              (97)              (301)
                                      -------------    ---------------   ---------------     -------------    --------------

Net cash inflow (outflow) generated
  by financing activities                  (11,879)           (56,906)           40,267           (52,635)           (82,033)
                                      -------------    ---------------   ---------------     -------------    --------------

Increase (decrease) in cash and
  cash equivalents                          19,536             45,845           (26,143)          (17,628)            (9,372)
Cash and cash equivalents at
  beginning of period                       40,477             49,849            86,156           113,322             49,849
                                      -------------    ---------------   ---------------     -------------    --------------

Cash and cash equivalents at end
  of the period                             60,013             95,694            60,013            95,694             40,477
                                      =============    ===============   ===============     =============    ===============

*  Reclassified.

The accompanying notes are an integral part of the financial statements.


                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                     --------------------------------    ---------------------------------   ---------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                     --------------   ---------------    ----------------   --------------   ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     --------------   ---------------    ----------------   --------------   ---------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     --------------   ---------------    ----------------   --------------   ---------------

A.    Adjustments to
        reconcile net income
        to net cash flows
        generated by
        operating activities

Revenues and expenses
  not affecting cash flows:

Depreciation and amortization               72,859             58,399            24,716            19,445             82,624
Adjustments of long-term
  liabilities to banks and others              (96)              (674)            2,675               249              1,791
Minority interest in
  earnings (losses) of
  subsidiaries, net                          4,551              1,185              (185)              837              1,020
Increase in employee
  termination benefits, net                    133              1,746               804               821              1,973
Deferred taxes, net                         12,815              4,158            (4,717)              400               (163)
Capital loss (gain) of disposal
  of fixed and other assets, net               850              3,464              (110)            1,154                511
Amortization of discount
  on convertible debentures                    409                716               127               207                916
Provision for loss with respect
  to options granted to
  employees of subsidiaries                  1,129                  -               279                 -              2,090
Earnings from issuance of a
  subsidiary to a third party                    -               (926)                -                 -               (926)

Changes in operating assets
  and liabilities:

Decrease (increase) in trade
  and other receivables                    (53,075)             3,080           (52,149)           32,989            (53,236)
Decrease (increase) in
  inventories                              (68,155)            14,337            (7,918)          (17,914)           (69,345)
Increase (decrease) in trade
  and other payables                       (34,022)            18,150           (59,934)          (22,237)            82,871
                                         -----------        ----------         ----------       -----------         ----------

                                           (62,602)           103,635           (96,412)           15,951             50,126
                                         ===========        ==========         ==========       ===========         ==========


The accompanying notes are an integral part of the financial statements.



                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                     For the
                                            For the nine months ended           For the three months ended        year ended
                                     --------------------------------     --------------------------------    ---------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                     ---------------   --------------     --------------    --------------    ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                     ---------------   --------------     --------------    --------------    ---------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                     ---------------   --------------     --------------    --------------    ---------------

B.    Investment in newly
        consolidated companies

Working capital (excluding
  cash and cash equivalents)                (1,597)            (6,485)                -                29             (6,485)
Fixed assets                                  (223)            (2,258)                -            (1,087)            (2,258)
Other assets                                (8,027)           (60,823)                -            (2,620)           (63,081)
Long-term liabilities                           77             29,938                 -             2,817             33,896
Exercised shares of company
  held by subsidiary                         3,848              7,500                 -                 -              7,500
Minority interests                           4,497              6,398                 -             6,398              6,398
Goodwill created on
  acquisition                               (2,173)           (40,151)                -           (20,267)           (41,851)
                                     ---------------   ---------------    --------------    --------------    ---------------
                                            (3,598)           (65,881)                -           (14,730)           (65,881)

Repayment of liability in
  respect of investee company
  previously acquired                            -             (6,271)                -                 -             (6,271)
                                     ---------------   ----------------   --------------    --------------    ---------------
                                            (3,598)           (72,152)                -           (14,730)           (72,152)
                                     ===============   ===============    ==============    ==============    ===============

C.  Non-cash activities

Acquisition of other assets                 11,397              5,988                 -                 -              1,516
                                     ===============   ===============    ==============    ==============    ===============

Acquisition of fixed assets                  9,988              8,106             5,451             8,106              3,904
                                     ===============   ===============    ==============    ==============    ===============



The accompanying notes are an integral part of the financial statements.


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------

Note 1 - Reporting Principles and Accounting Policy

         A.       General

         1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements in accordance with Standard No. 14 of the Israel Accounting Institute and with Article 4 of the Securities Regulations (Immediate and Periodic Reports) 1970.

         2. The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2004, except for that mentioned in Note 1B.

         3. These financial statements have been prepared in an abridged form as at September 30, 2005, and for the nine-month and three-month periods then ended. They should be read in conjunction with the annual financial statements as at December 31, 2004 and for the year then ended, and the notes related thereto.

         B. First time application of accounting standard No.19, Taxes on Income.

         In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method.
         First time application of the said Standard has a net non-recurring impact, as at January 1, 2005, of decreasing the net income by approximately US$ 2 million, net. The annual financial statements of the Company as at December 31, 2004 disclose in the notes that the anticipated effect of the initial implementation of Standard 19 is an increase in net earnings in the amount of $ 11.6 million. The change is due to the reexamination of Standard 19 with respect to the matter of creating deferred taxes in respect of profits not yet realized from inter-company transactions, following which the Company is of the opinion that the "deferral method" can be continued to be applied, by which the taxes in respect of the unrealized profits should be deferred according to the tax rate of the selling company, in accordance with Opinion 57 of the Institute of Certified Public Accountants in Israel.

         C. Disclosure of effect of new accounting standards in the period prior to their implementation

         1. In August 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments:
                  Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 1 - Reporting Principles and Accounting Policy (cont'd)

         C. Disclosure of effect of new accounting standards in the period prior to their implementation (cont'd)

                  The anticipated effect of the initial implementation of the standard on the financial statements of the Company is the separation of convertible debentures into a liability component and into a capital component and the cancellation of provisions for losses in respect of options to employees in subsidiaries.

         2. In September 2005 the Israel Accounting Standards Board published Accounting Standard No. 24, "Share-Based Payments". The standard requires that share-based payment transactions, including transaction with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, share-based payment transactions in which goods or services are received will be recognized at their fair value.

                  Furthermore, the standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined.

                  The standard will apply to financial statements for periods beginning as from January 1, 2006. The instructions of the standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the standard. Changes in the terms of a share-based payment transaction being settled by means of equity instruments are to be treated in accordance with the instructions of the new standard, and comparative data relating to periods after March 15, 2005 is to be restated. The anticipated effect of the initial implementation of the standard on the financial statements of the Company is the recording of an expense in respect of benefits granted to employees according to option distribution plans after March 15, 2005.

         D.       Financial statements in US dollars

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 1 - Reporting Principles and Accounting Policy (cont'd)

         D.       Financial statements in US dollars (cont'd)

         Changes in the representative exchange rate of the dollar and the Consumer Price Index (CPI) are as follows:


                                                                     Representative    Representative       Representative
                                                                      exchange rate     exchange rate        exchange rate
                                                                      of the U.S. $     of the U.S. $     of the U.S. $ to
                                                             CPI         to the NIS       to the Euro   the Brazilian real
                                                       -----------  -----------------  ---------------  -------------------
                                                               %                 %                 %                    %


         During the nine-month period ended:
           September 30, 2005                              1.89               6.73             13.46               (16.22)
           September 30, 2004                              1.21               2.35              2.51                (1.06)

         During the three-month period ended:
           September 30, 2005                              1.38               0.52              0.51                (4.72)
           September 30, 2004                             (0.20)             (0.33)            (1.40)               (8.00)

         During the year ended
          December 31, 2004                                1.21              (1.62)            (7.33)               (8.13)


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 2 - Segment Information

         A.       Geographical segments according to location of assets


                                        Israel         Latin America        Europe *        Adjustments       Consolidated
                                    -------------     --------------     ------------      ------------      -------------
                                     (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)
                                    -------------     --------------     ------------      ------------      -------------
                                    US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                    -------------     --------------     -------------     -------------     --------------

         For the nine
           months ended
           September 30, 2005
         Income                            876,086           251,498            285,466           (77,406)        1,335,644
         Operating income**                155,945            30,232             65,993            (2,415)          249,755

         For the nine
           months ended
           September 30, 2004
         Income                            720,769           238,452            262,770           (92,670)        1,129,321
         Operating income**                100,165            39,031             56,914             4,037           200,147

         For the three
           months ended
           September 30, 2005
         Income                            238,212           113,274             75,333           (24,687)          402,132
         Operating income**                 29,154            15,172             19,979                (5)           64,300

         For the three
           months ended
           September 30, 2004
         Income                            201,731           116,791             69,937           (25,708)          362,751
         Operating income**                 17,285            29,140             15,603               703            62,731


                                        Israel         Latin America        Europe *        Adjustments       Consolidated
                                    --------------   ----------------    -------------    --------------     --------------
                                      (Audited)          (Audited)         (Audited)         (Audited)          (Audited)
                                    --------------   ----------------    -------------    --------------     --------------
                                    US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                    -------------      -------------     -------------     -------------      -------------


         For the year ended
         December 31, 2004
         Income                          1,033,327           350,207            290,532          (134,364)        1,539,702
         Operating income**                146,996            56,764             61,260              (393)          264,627


         *   Mainly products manufactured through non-Group companies.

         ** Includes amortization of goodwill on the acquisition of products and amortization of goodwill arising on the acquisition of subsidiaries.


                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 2 - Segment Information (cont'd)

         B.       Sales by geographic area

                                                                                                                     For the
                                       For the nine months ended           For the three months ended             year ended
                                    ---------------------------------    ---------------------------------    ---------------
                                       September 30      September 30       September 30      September 30       December 31
                                               2005              2004               2005              2004              2004
                                    ---------------    --------------    ---------------    --------------    ---------------
                                        (Unaudited)       (Unaudited)        (Unaudited)       (Unaudited)         (Audited)
                                    ---------------    --------------    ---------------    --------------    ---------------
                                     US $ thousands    US $ thousands     US $ thousands    US $ thousands    US $ thousands
                                    ---------------    --------------    ---------------    --------------    ---------------


         Israel                             86,756             76,950            28,838            25,050            103,245
         Latin America                     285,032            285,648           134,744           137,048            428,638
         Europe                            571,925            515,977           127,839           117,947            649,859
         North America                     241,469            144,826            56,690            42,126            198,035
         Other                             150,462            105,920            54,021            40,580            159,925
                                    --------------      -------------     -------------      ------------      -------------
                                         1,335,644          1,129,321           402,132           362,751          1,539,702
                                     =============      =============     =============      ============      =============


Note 3 - Additional Information

         A. As part of the commitments of the Company and of its subsidiaries under agreements regarding a securitization transaction whereby trade receivables were sold to a foreign company, which was incorporated for this purpose and which was not owned or controlled by the Makhteshim Agan Industries Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to US$ 152.7 million (September 30, 2004 - US$ 160 million, December 31, 2004 - US$ 142.2 million).

                  The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is US$ 250 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

         B. In September 2005 subsidiaries signed agreements with a bank by which the subsidiaries sold to the bank certain customers debts. In the balance sheet as at September 30, 2005 the balance of customers decreased by the amount of US$ 21 million in respect of the customer balances that were sold. The difference between the book balance of the sold debts and the consideration received from the bank was recorded under other expenses. In accordance with the agreements the subsidiaries committed to indemnify the bank, in certain cases defined in the agreements, wherein the receivables sold are not collected.

         C. The Company and a subsidiary in Brazil committed to indemnify financial institutions upon the existence of certain conditions, in respect of credit received by the subsidiary's customers from those financial institutions and which was used for repayment of the debts of those customers to the subsidiary for sales to them. As at the balance sheet date, the amount of the liability to indemnify is US$ 61 million (September 30, 2004 - US$ 84 million; December 31, 2004 - US$ 98 million).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 3 - Additional Information (cont'd)

         D. On March 8, 2005 the Company's Board of Directors decided to adopt a new option plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 option warrants exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. 800,000 option warrants were issued to the CEO of the Company, 11,600,000 option warrants were issued to the employees of the Company in Israel and abroad and the balance in the amount of 2,500,000 option warrants was deposited with a trustee for future distribution.

                  Notwithstanding the aforementioned, the assumption of a full exercise of the option warrants is only theoretical, as the offerees who exercise the option warrants will not actually be issued the full amount of the shares deriving from them, but only an amount of shares that reflects the amount of the monetary benefit embodied in the option warrants, meaning the difference between the price of Company's ordinary share on the date of exercise and the exercise price of the option.

                  In accordance with the plan the option warrants are offered to the offerees at no cost. The options were offered to the offerees in three equal portions, and according to the plan the vesting period of the first portion will begin after the third and last vesting period of the employee stock option plan from 2003 (meaning after April 14, 2006).

                  The exercise price determined for the options is as follows:

                  With respect to the options issued to the Company's CEO and eight additional employees (hereinafter - Group A), the exercise price will be equal to the opening price of the Company's shares on April 15, 2006, and if there is no trading on that day - on the first trading date thereafter.

                  With respect to the options issued to the other offerees (hereinafter - Group B), the exercise price will be equal to NIS 25.10 (subject to adjustments in respect of a dividend distribution), which is the opening price of the Company's shares on the stock exchange on the date the decision of the Company's Board of Directors was made (March 8, 2005).

                  With respect to offerees who will be issued options in the future as stated above, the exercise price will be equal to the closing price of the Company's shares immediately prior to the decision to issue the options to them.

                  On August 8, 2005, the Company's Board of Directors decided to adjust the exercise price of the options which were issued to Group A such that the exercise price of these options will be equal to the exercise price determined for the options which were issued to Group B. As at the balance sheet date, the exercise price after the aforementioned adjustments is NIS 24.78.

                  The options were issued according to the plan in accordance with the provisions of Section 102 of the Income Tax Ordinance under the capital track.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 3 - Additional Information (cont'd)

         E. During the period of the report, NIS 21,312 thousand par value debentures (Series A) were converted into 2,139 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore in the current period US$ 133,650 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors (hereinafter - "the debentures") were converted into 29,429 thousand shares of the Company of a par value of NIS 1. As a result of the conversion, as stated, the Company's shareholders' increased by about US$ 137 million.

                  Until December 31, 2004 it was not anticipated that The Debentures would be converted and accordingly they were presented according to their liability value as part of the long-term liabilities. As at balance sheet date, management of the Company believes that conversion of The Debentures is probable and accordingly they are presented (together with the Series A debentures) at their liability value as a separate balance sheet item between the long-term liabilities and the shareholders' equity.

         F. During the period of the report, 4,912 thousand options (Series 1) were exercised for 4,912 thousand of the Company's ordinary shares of NIS 1 par value. As a result of exercise of the options, the Company's shareholders' increased by about US$ 12 million.

         G. In March 2005, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of US$ 12.7 million, to be paid on June 1, 2005.

                  In May 2005, the Company's Board of Directors resolved to distribute an additional interim dividend, in the amount of US$ 18.3 million, to be paid on September 1, 2005.

                  In August 2005, the Company's Board of Directors resolved to distribute an additional interim dividend, in the amount of US$ 15 million to be paid on November 29, 2005.

                  Subsequent to the balance sheet date in November 2005, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of US$ 14.2 million, to be paid on February 28, 2006.

         H. On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 by which the company tax rate will be reduced in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

                  The current taxes and the deferred taxes balances as at September 30, 2005 are calculated in accordance with the tax rates as the aforementioned Amendment. The effect of the lowering of the tax rate on the results of the Company for the nine-month and three-month periods ended September 30, 2005 is tax income in the amount of US$ 5.6 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 3 - Additional Information (cont'd)

         I. On August 8, 2005 the Company's Board of Directors decided to increase the authorized share capital of the Company from NIS 500 million composed of 500 million ordinary shares of a par value of NIS 1 each to NIS 750 million composed of 750 million ordinary shares of a par value of NIS 1 each.

         J. On August 23, 2005 the Company's Board of Directors decided to approve the allotment of additional options to directors and managers of a subsidiary - Lycored Natural Products Industries Ltd. (Lycored), including the Chairman of the Board of Directors of the Company, the CEO of the Company and two other executives of the Company.

                  938,925 options exercisable into 938,925 ordinary shares of a par value of NIS 1 each of Lycored, constituting 7.4% of the issued and paid-in share capital of Lycored, are to be allotted. 176,048 options were allotted to the Chairman of the Board and the CEO of the Company each.

         K. Subsequent to balance sheet date, on November 14, 2005, the Company's Board of Directors decided to adopt a policy by which the Company would act to purchase its own shares at a volume of up to US$ 150 million.
                  The Board of Directors' decision sets various parameters for the said purchase of shares, which include, inter alia, purchase in response to supply without creating demand, restrictions on daily purchase volumes, and price and execution of off-floor transactions criteria.
                  The shares that will be purchased will become dormant shares for as long as they are held by the Company.